Via EDGAR*

February 22, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephanie Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A Filed April 7, 2010
Forms 10-Q for the Periods Ended March 31, June 30 and September 30, 2010 Filed
May 10, August 9 and November 9, 2010, respectively
File No. 1-14965

Dear Ms. Hunsaker:

As a follow up to our conversation on February 7, 2011 regarding the above-referenced filings, below is an amended response to comment #6 from the letter, dated December 30, 2010, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc., from the staff (the “Staff”) of the Securities and Exchange Commission.  Also included below is our response to the Staff’s request for additional information related to our response to your comment #3 from the same letter.  For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-Q for the Period Ended September 30, 2010

Note 8.  Commitments, Contingencies and Guarantees, page 60

Legal Proceedings, page 62

6.
We note your disclosure that you cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred; however, this appears unusual given the different stages of each of the litigation matters discussed.  Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate.  Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.  Please provide us with your proposed disclosure.

*
Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Response:

Below is our proposed disclosure for inclusion in the introductory section of our Legal Proceedings footnote in future filings.

“The firm is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of the firm’s businesses.  Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages.

With respect to matters described below, management has estimated the upper end of the range of reasonably possible loss as being equal to (i) the amount of money damages claimed, where applicable, (ii) the amount of securities that the firm sold in cases involving underwritings where the firm is being sued by purchasers and is not being indemnified by a party that the firm believes will pay any judgment, or (iii) in cases where the purchasers are demanding that the firm repurchase securities, the price that purchasers paid for the securities less the estimated value, if any, as of December 2010 of the relevant securities.  As of December 2010, the firm has estimated the aggregate amount of reasonably possible losses for these matters to be approximately $3.4 billion.

Under ASC 450 an event is “reasonably possible” if “the chance of the future event or events occurring is more than remote but less than likely” and an event is “remote” if “the chance of the future event or events occurring is slight”.  Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight.  The amounts reserved against such matters are not significant as compared to the upper end of the range of reasonably possible loss.

Management is unable to estimate a range of reasonably possible loss for cases described below in which damages have not been specified and (i) the proceedings are in early stages, (ii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iii) there is uncertainty as to the outcome of pending appeals or motions, (iv) there are significant factual issues to be resolved, and/or (v) there are novel legal issues presented.  However, for these cases, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on the firm’s financial condition, though the outcomes could be material to the firm’s operating results for any particular period, depending, in part, upon the operating results for such period.”

Included in Exhibit 1 is a preliminary draft of the remainder of our Legal Proceedings footnote.

Note 18.  Business Segments, page 208

3.
We note your statement in your response to our prior comment 7 that you are considering disaggregating your principal investing activities from your client franchise activities in your reporting and you plan to finalize your decisions in the fourth quarter.  Please provide us with your conclusions regarding segment reporting in the Form 10-K for the year ended December 31, 2010.

Response:

Over the past year, our Business Standards Committee has performed an extensive review of our business and delivered recommendations designed to ensure that our business standards and practices are of the highest quality, that they meet or exceed the expectations of our clients, stakeholders and regulators, and that they contribute to overall financial stability and economic opportunity.  In the fourth quarter of 2010, consistent with management’s view of the firm’s activities and the recommendations of the Business Standards Committee, we reorganized our three previous business segments into four new business segments: Investment Banking, Institutional Client Services, Investing & Lending and Investment Management.  We revised the reports that we provide to our chief operating decision maker (CODM) in December to reflect the new segment structure.

These changes reflect the increasing importance, particularly in light of recent regulatory developments, of distinguishing between our client franchise activities and our investing and lending activities, both internally in our management reporting to our CODM and externally in our reporting to investors.   Specifically, by disaggregating our former “Trading and Principal Investments” segment, we are now able to provide greater detail to investors on the nature of our business activities.  We believe these changes provide more clarity regarding how our activities relate to our performance and to serving our clients.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Proxy Statement and Forms 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Proxy Statement or Forms 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	David A. Viniar, Chief Financial Officer (Principal Financial Officer)
(The Goldman Sachs Group, Inc.)

Exhibit 1

[Redacted]